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                             Notice to Shareholders

                        Interest on Shareholders' Equity


The Board of Directors of Embraer - Empresa Brasileira de Aeronautica S.A. (the "Company"), at a meeting held on June 16, 2003 approved the distribution of Interest on Shareholders' Equity for the First Semester of 2003 in the aggregate amount of R$ 76,699,598.65, in accordance with the following conditions:

     1. holders of common shares will be entitled to interest on shareholders' equity in the amount of R$ 0.10087 per share, and holders of preferred shares will be entitled to interest on shareholders' equity in the amount of R$ 0.11095 per share equal to R$ 0.4438 per American Depositary Shares (ADSs). This interest on shareholders' equity complies with the right of the holders of preferred shares to receive dividends 10% above the holders of common shares, according to article 17, II, a, paragraph 1, of Law 6404//76, as amended by Law 10,303 dated October 31, 2001;

     2. the interest on shareholders' equity is subject to the retention of 15% withholding tax or 25% if the beneficiary is a resident in a tax haven, except in the case of holders who are exempt from such tax;

     3. this interest on shareholders' equity will be included in the computation of the compulsory dividends to be distributed by the company for the current fiscal year; the total amount shall include the dividends distributed by the Company for all the purposes of the Brazilian corporate legislation;

     4. record date for the shares negotiated on the Sao Paulo Stock Exchange (Bovespa) is June 25, 2003, and record date for the ADSs negotiated on the New York Stock Exchange (NYSE) is June 30, 2003;

     5. the payment of the interest on shareholders' equity in Brazil will be on August 15, 2003, and the holders of ADSs will be paid on August 22, 2003, both without any compensation;

     6. the shares will be negotiated on the Sao Paulo Stock Exchange (Bovespa), and New York Stock Exchange (NYSE), ex-interest right, on and including June 26, 2003.

                       Sao Jose dos Campos, June 16, 2003

                           Antonio Luiz Pizarro Manso
                    Executive Vice-President Corporate & CFO